UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

INTEREP NATIONAL RADIO SALES, INC.

(Name of Issuer)

Class A common stock, par value $0.01

(Title of Class of Securities)

45866V 10 9

(CUSIP Number)

Mr. Ralph C. Guild, Trustee
c/o Interep National Radio Sales, Inc.
100 Park Avenue, 5th Floor
New York, New York 10017
(212) 916-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Interep National Radio Sales, Inc. Stock Growth Plan and Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,907,985 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,907,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,907,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%

14.	Type of Reporting Person (See Instructions) EP

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ralph C. Guild

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,217,921* 8. Shared Voting Power 2,907,985**,*** 9. Sole Dispositive Power 3,217,921* 10. Shared Dispositive Power 2,907,985**,***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,105,276****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 47.4%***,****

14.	Type of Reporting Person (See Instructions) IN

*	Includes currently exercisable options to acquire 2,643,092 shares of common stock.
**	Reporting person disclaims beneficial ownership of these shares.
***	See Items 1 and 5(a) of this Statement.
****
Reporting person disclaims beneficial ownership of 2,907,985 shares. To avoid double reporting, the amount reported excludes 20,630 shares beneficially owned by the Stock Growth Plan and allocated to the account of Mr. Guild.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc G. Guild

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 538,716* 8. Shared Voting Power 2,907,985**,*** 9. Sole Dispositive Power 538,716* 10. Shared Dispositive Power 2,907,985**,***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,397****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%***,****

14.	Type of Reporting Person (See Instructions) IN

*	Includes currently exercisable options to acquire 419,587 shares of common stock.
**	Reporting person disclaims beneficial ownership of these shares.
***	See Items 1 and 5(a) of this Statement.
****
Reporting person disclaims beneficial ownership of 2,907,985 shares. To avoid double reporting, the amount reported excludes 22,304 shares beneficially owned by the Stock Growth Plan and allocated to the account of Mr. Guild.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leslie D. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 55,573* 8. Shared Voting Power 2,907,985**,*** 9. Sole Dispositive Power 55,573* 10. Shared Dispositive Power 2,907,985**,***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,963,558****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%***,****

14.	Type of Reporting Person (See Instructions) IN

*	Includes currently exercisable options to acquire 55,573 shares of common stock.
**	Reporting person disclaims beneficial ownership of these shares.
***	See Items 1 and 5(a) of this Statement.
****	Reporting person disclaims beneficial ownership of 2,907,985 shares.

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The Schedule 13D of the Interep National Radio Sales, Inc. Stock Growth Plan and Trust (the “Stock Growth Plan”) and filed with the Securities and Exchange Commission (“SEC”) on December 29, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on April 21, 2000, as amended by Amendment No. 2 to the Schedule 13D filed with the SEC on August, 23, 2002, and as amended by Amendment No. 3 to the Schedule 13D filed with the SEC on November 5, 2002, is hereby amended and restated as follows:

Item 1.     Security and Issuer

This Statement on Schedule 13D (the “Schedule”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Interep National Radio Sales, Inc., a New York corporation (the “Company”), with principal offices located at 100 Park Avenue, New York, New York 10020.

The Stock Growth Plan currently owns shares of the Company’s Class A Common Stock and Class B common stock, par value $0.01 per share (the “Class B Common Stock”). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances. Each share of Class B Common Stock is entitled to 10 votes per share in all matters presented to the shareholders, except for certain amendments to the Company’s Restated Certificate of Incorporation, certain “going private” transactions and as otherwise required by applicable law. The shares of Class A Common Stock are entitled to one vote per share on all matters.

Item 2.     Identity and Background.

(a)    This Schedule is being filed by the Stock Growth Plan, which is a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and was established for the benefit of the Company’s employees. The Stock Growth Plan is administered by its trustees, Ralph C. Guild, Marc G. Guild and Leslie D. Goldberg (the “Trustees”).

(b)    The business address of the Stock Growth Plan and Messrs. Ralph Guild and Marc Guild is c/o Interep National Radio Sales, Inc., 100 Park Avenue, New York, New York 10017. The business address of Mr. Goldberg is 200 Keller Lane, North Salem, New York 10560.

(c)    See the response to Item 2(a). Ralph Guild is Chief Executive Officer, and Chairman of the Board and a member of the Board of Directors of the Company. Marc Guild is President, Marketing Division and a member of the Board of Directors of the Company. Mr. Goldberg is a member of the Board of Directors of the Company.

(d)    During the last five years, neither the Stock Growth Plan nor any of the Trustees has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the last five years, neither the Stock Growth Plan nor any of the Trustees was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which made it or him subject to a judgment, decree or final order enjoining future

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violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or found any violation with respect thereto.

(f)    The Stock Growth Plan is an employee benefit plan organized under New York law.

Item 3.     Source and Amount of Funds or Other Consideration

The Stock Growth Plan acquires shares of Class A Common Stock and Class B Common Stock with funds contributed by the Company on behalf of the participants.

Item 4.     Purpose of Transaction

The Trustees currently have no plan or proposal which relates to or would result in any of the matters listed in Item 4 of Schedule 13D, except that, from time to time, the Stock Growth Plan may acquire or dispose of shares of the Company’s Class A Common Stock or Class B Common Stock pursuant to the terms of the Stock Growth Plan, including without limitation, acquiring shares of Class A Common Stock or Class B Common Stock either directly from the Company or on the open market (in respect of shares of Class A Common Stock only) or distributing to terminated employees amounts allocated to them in their Stock Growth Plan accounts either in cash or shares of Class A Common Stock.

Item 5.     Interest in Securities of the Issuer

(a)    As of the date of this Statement, the Stock Growth Plan beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of (i) 95,070 shares of Class A Common Stock and (ii) 2,584,752 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock. This amount represents 28.4% of the total outstanding shares of Class A and Class B Common Stock combined, and 51.9% of the combined votes of the outstanding shares Class A Common Stock, Class B Common Stock and Series A Convertible Preferred Stock, which votes on an “as converted” basis with the Class A and Class B Common Stock.

The Stock Growth Plan holds the shares of Class A and Class B Common Stock for the benefit of its participants. In most cases, the Trustees are authorized to vote the shares held by the Stock Growth Plan as they see fit in the exercise of their fiduciary duties to the Stock Growth Plan participants. With respect to certain matters, such as a merger or recapitalization, applicable law requires that the Trustees take direction from the Stock Growth Plan participants as to how the shares will be voted.

Ralph Guild beneficially owns 3,217,921 shares of Class A and Class B Common Stock, which include currently exercisable options to acquire an aggregate of 2,643,092 shares at exercise prices ranging from $1.56 per share to $4.20 per share. Marc Guild beneficially owns 538,716 shares of Class A and Class B Common Stock, which include currently exercisable options to acquire an aggregate of 419,587 shares at exercise prices ranging from $2.77 per share to $4.02 per share. Leslie Goldberg beneficially owns 55,573 shares of Class B Common Stock, all of which represents currently exercisable options to acquire an equal number of shares of Class B Common Stock at exercise prices ranging from $2.81 to $4.20 per share.

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(b)    The Trustees have shared voting power over the 2,907,985 shares beneficially owned by the Stock Growth Plan, as they direct the voting on all matters except those in which they are required to seek direction from the Stock Growth Plan participants as referred to above. Disposition of such shares is determined according to the terms of the Stock Growth Plan at the election of the Trustees. The Trustees act by majority vote. Notwithstanding the foregoing, the Trustees disclaim beneficial ownership over the 95,070 shares of Class A Common Stock and 2,584,752 shares of Class B Common Stock held by the Stock Growth Plan.

Ralph Guild has sole power to vote and dispose of the 3,217,921 shares beneficially owned by him. Marc Guild has the sole power to vote and dispose of the 538,716 shares beneficially owned by him. Leslie Goldberg has the sole power to vote and dispose of the 55,573 shares beneficially owned by him.

(c)    On December 30, 2002, the Stock Growth Plan acquired 228,163 shares of Class B Common Stock from the Company at $2.45 per share.

(d)    Not applicable.

(e)    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Stock Growth Plan is a party to a Registration Rights Agreement between the Company and the Company’s Employee Stock Ownership Plan, dated as of December 7, 1999. Under the terms of such agreement, among other things, the Company granted to the Stock Growth Plan certain piggy-back and demand registration rights, which entitles the Stock Growth Plan to require the Company to register for resale under the Securities Act of 1933 shares of Class A Common Stock into which the Stock Growth Plan’s shares of Class B Common Stock are convertible.

Item 7.     Material to be Filed as Exhibits.

Exhibit	Description
1(1)	Registration Rights Agreement dated December 7, 1999

(1)	Incorporated by reference to the Stock Growth Plan’s initial statement on Schedule 13D, filed with the Commission on December 29, 1999.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, I hereby, on behalf of each of the Reporting Persons certify that the information set forth in the statement is true, complete and correct.

Dated as of January 10, 2003
INTEREP NATIONAL RADIO SALES, INC. STOCK GROWTH PLAN AND TRUST

By:	/s/ RALPH C. GUILD

Name: Ralph C. Guild
Title: Trustee

By:	/s/ MARC G. GUILD

Name: Marc G. Guild
Title: Trustee

By:	/s/ LESLIE D. GOLDBERG

Name: Leslie D. Goldberg
Title: Trustee